NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange ("NYSE" or the "Exchange") hereby notifies the Securities and Exchange Commission (the "Commission") of its intention to remove the entire class of Units of Beneficial Interest ("Units") of BP Prudhoe Bay Royalty Trust (the "Company") from listing and registration on the Exchange on July 28, 2025, pursuant to the provisions of Rule 12d2-2(b) because, in the opinion of the Exchange, the Units are no longer suitable for continued listing and trading on the NYSE. The Exchange has determined that the Units are no longer suitable for listing pursuant to Listed Company Manual Section 802.01C, as the Company had fallen below the NYSE's continued listing standard for average closing price of less than $1.00 over a consecutive 30 trading-day period and failed to cure this non-compliance within the required timeframe. On June 30, 2025, the Exchange determined that the Units of the Company should be suspended from trading and directed the preparation and filing with the Commission of this application for the removal of the Units from listing and registration on the NYSE. The Company was notified by letter on June 30, 2025. Pursuant to the above authorization, a press release regarding the proposed delisting was issued and posted on the Exchange's website on June 30, 2025, and trading in the Units was immediately suspended. The Company had a right to appeal to a Committee of the Board of Directors of the Exchange (the "Committee") the determination to delist the Units, provided that it filed a written request for such a review with the Secretary of the Exchange within ten business days of receiving notice of the delisting determination. The Company did not file such request within the specified period. Consequently, all conditions precedent under SEC Rule 12d2-2(b) to the filing of the application have been satisfied.